UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39803

Wunong Net Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

In connection with the 2021 Annual Meeting of Shareholders of Wunong Net Technology Co., Ltd. (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1	Notice of 2021 Annual Meeting of Shareholders, dated July 29, 2021
99.2	Form of Proxy Card to be mailed to the shareholders of the Company in connection with the 2021 Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wunong Net Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: July 29, 2021